Exhibit 99

Safe Harbor Under the Private Securities Litigation

Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 (as used in this Exhibit 99, the “Act”) provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Denny’s Corporation desires to take advantage of the “safe harbor” provisions of the Act. Certain information, particularly information regarding future economic performance, finances and management’s plans and objectives, contained or incorporated by reference in the Company’s 2003 Annual Report on Form 10-K (the “Annual Report”) is forward-looking. In some cases, information regarding certain important factors that could cause actual results to differ materially from any such forward-looking statement appear together with such statement. The following factors, in addition to those set forth in the Annual Report and other possible factors not listed, could also affect our actual results and cause such results to differ materially from those expressed in forward-looking statements:

Our substantial indebtedness could adversely affect our operations.

We have now and will continue to have a significant amount of indebtedness. As of December 31, 2003, we had total indebtedness of approximately $593.5 million, and a shareholders’ deficit of $312.9 million.

Our substantial indebtedness could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	require us to continue to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of our cash flow to fund future working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from making strategic acquisitions or pursuing business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds. Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

Inability to refinance our credit facility could adversely affect our financial conditions and results of operations.

Our current credit facility expires on December 20, 2004. We continue to be dependent upon our credit facility in order to provide liquidity for continuing operations. We currently believe that our cash flow from operations, combined with our current cash and cash equivalents balances and capacity for additional borrowings under our credit facility will enable us to meet our anticipated cash requirements and capital expenditures through December 20, 2004.

Our ability to maintain continuity of operations will depend on a number of factors, including our ability to negotiate a replacement credit facility. Though we believe that we will be able to obtain a refinancing of our credit facility before our current facility expires, no assurance can be given that such additional financing, when needed, will be available on terms favorable to the Company, if at all. Our substantial existing debt and our credit profile classification as non-investment grade may affect our ability to negotiate acceptable terms to a replacement credit facility. If we are unable to negotiate a replacement credit facility, our financial condition and results of operations will be materially affected.

Despite current indebtedness levels, we and our subsidiaries may still incur substantially more indebtedness, including secured indebtedness. Incurring more indebtedness could intensify the risks described above.

Subject to the restrictions in our credit facility and the indentures governing our senior notes, we may incur significant additional indebtedness. Although the terms of the indentures governing our senior notes and our credit facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and additional indebtedness incurred in compliance with these restrictions could be substantial. If new debt is added to our current debt levels, the related risks that we and they now face could intensify. At December 31, 2003, we had outstanding revolving loans of $11.1 million, letters of credit of $35.1 million and term loans of $40.0 million under our credit facility, leaving net availability of $74.8 million. At March 15, 2004, we had outstanding revolving loans of $10.0 million, letters of credit of $35.1 million and term loans of $40.0 million under our credit facility, leaving net availability of $75.9 million. We continue to monitor our cash flow and liquidity needs. Although we believe that funds from operations and amounts available under our working capital facility will be adequate to cover those needs, we may seek additional sources of funds including additional financing sources and continued selected asset sales, to maintain sufficient cash flow to fund our ongoing operating needs, pay interest and scheduled debt amortization and fund anticipated capital expenditures over the next twelve months.

As a holding company, Denny’s depends on upstream payments from its operating subsidiaries.

Denny’s is a holding company, which currently conducts its operations through consolidated subsidiaries. As such, substantially all of the assets of Denny’s are owned by Denny’s subsidiaries. Accordingly, Denny’s is dependent upon dividends, loans and other intercompany transfers from its subsidiaries to meet its debt service and other obligations. These transfers are subject to contractual restrictions and are contingent upon the earnings of its subsidiaries.

Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate the cash required to service or repay our indebtedness.

Our ability to pay or to refinance our indebtedness including our credit facility which matures in December of 2004 will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our historical financial results have been, and our future financial results are expected to be, subject to substantial fluctuations. We cannot be sure that our business will generate sufficient cash flow from operations, that currently anticipated revenue growth and operating improvements will be realized or that future borrowings will be available to us under our credit facility (currently set to expire in December 2004) or any refinancing thereof in amounts sufficient to enable us to service or reduce our indebtedness or to fund our other liquidity needs. Our ability to maintain or increase operating cash flow will depend upon:

•	consumer tastes;

•	the success of our marketing initiatives and other efforts by us to increase customer traffic in our restaurants; and

•	prevailing economic conditions and other matters, many of which are beyond our control.

If we are unable to meet our debt service obligations or fund other liquidity needs, we may need to refinance all or a portion of our indebtedness on or before maturity or seek additional equity capital. We cannot be sure that we will be able to pay or refinance our indebtedness or obtain additional equity capital on commercially reasonable terms, or at all.

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions, which could adversely affect us.

The indentures governing Denny’s senior notes contain various covenants that limit, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends or make distributions or certain other restricted payments;

•	make certain investments;

•	create dividend or other payment restrictions affecting restricted subsidiaries;

•	issue or sell capital stock of restricted subsidiaries;

•	guarantee indebtedness;

•	enter into transactions with stockholders or affiliates;

•	create liens;

•	sell assets and use the proceeds thereof;

•	engage in sale-leaseback transactions; and

•	enter into certain mergers and consolidations.

The credit facility contains similar and additional restrictive covenants, including financial maintenance requirements. If and when we refinance our credit facility, we may become subject to similar or more restrictive covenants. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities and to fund our operations.

A breach of a covenant in our debt instruments could cause acceleration of a significant portion of our outstanding indebtedness.

A breach of a covenant or other provision in any debt instrument governing our current or future indebtedness could result in a default under that instrument and, due to cross-default and cross-acceleration provisions, could result in a default under our other debt instruments. In addition, our credit facility requires us to maintain certain financial ratios. Our ability to comply with these covenants may be affected by events beyond our control, and we cannot be sure that we will be able to comply with these covenants. Upon the occurrence of an event of default under the credit facility or any other debt instrument, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them, if any, to secure the indebtedness. If the lenders under our current or future indebtedness accelerate the payment of the indebtedness, we cannot be sure that our assets would be sufficient to repay in full our outstanding indebtedness.

The restaurant business is highly competitive.

The restaurant business is highly competitive and the competition is expected to increase. If we are unable to compete effectively, our business will be adversely affected. The following are important aspects of competition:

•	price;

•	restaurant location;

•	food quality;

•	quality and speed of service;

•	attractiveness and repair and maintenance of facilities; and

•	the effectiveness of marketing and advertising programs.

Our restaurants compete with a wide variety of restaurants ranging from national and regional restaurant chains (some of which have substantially greater financial resources than we do) to locally owned restaurants. There is also active competition for advantageous commercial real estate sites suitable for restaurants.

Food service businesses may be adversely affected by changes in consumer tastes, economic conditions and demographic trends.

Food service businesses are often adversely affected by changes in:

•	consumer tastes;

•	national, regional and local economic conditions; and

•	demographic trends.

The performance of individual restaurants may be adversely affected by factors such as:

•	traffic patterns;

•	demographic consideration; and

•	the type, number and location of competing restaurants.

Multi-unit food service chains such as ours can also be materially and adversely affected by publicity resulting from:

•	poor food quality;

•	illness;

•	injury; and

•	other health concerns or operating issues.

Dependence on frequent deliveries of fresh produce and groceries subjects food service businesses to the risk that shortages or interruptions in supply caused by adverse weather or other conditions could adversely affect the availability, quality and cost of ingredients. In addition, the food service industry in general and our results of operations and financial condition in particular may also be adversely affected by unfavorable trends or developments such as:

•	inflation;

•	increased food costs;

•	labor and employee benefits costs (including increases in minimum hourly wage and employment tax rates);

•	regional weather conditions; and

•	the availability of experienced management and hourly employees.

The locations where we have restaurants may cease to be attractive as demographic patterns change.

The success of our owned and franchised restaurants is significantly influenced by location. Current locations may not continue to be attractive as demographic patterns change. It is possible that the neighborhood or economic conditions where our restaurants are located could decline in the future, potentially resulting in reduced sales in those locations.

There are numerous risks related to franchising.

We have refranchised, and may continue to refranchise, a significant portion of our company-owned restaurants. This franchising initiative may ultimately not be successful due to a lack of franchisee interest or changing economic conditions. In addition, even if our franchising initiative is successful, there can be no assurance that this decision will prove advantageous to us from an operational standpoint. The interests of franchisees might sometimes conflict with our interests. For example, whereas franchisees are concerned with their individual business strategies and objectives, we are responsible for ensuring the success of the entire Denny’s chain.

Franchising also presents certain financial risks for us. The family dining industry is intensely competitive, and some of our franchisees are and will be highly leveraged. Some of our current franchisees have recently experienced financial difficulties. Financial problems of our franchisees could result in store closures or otherwise adversely affect our royalty income and the value of the Denny’s brand

Numerous government regulations impact our business.

We and our franchisees are subject to federal, state and local laws and regulations governing, among other things:

•	health;

•	sanitation;

•	environmental matters;

•	safety;

•	the sale of alcoholic beverages; and

•	hiring and employment practices, including minimum wage laws.

Restaurant operations are also subject to federal and state laws that prohibit discrimination and laws regulating the design and operation of facilities, such as the American With Disabilities Act of 1990. The operation of our franchisee system is also subject to regulations enacted by a number of states and rules promulgated by the Federal Trade Commission. If we or our franchisees fail to comply with these laws and regulations, we could be subjected to closure, fines, penalties, and litigation, which may be costly. We cannot predict the effect on our operations, particularly on our relationship with franchisees, caused by the future enactment of additional legislation regulating the franchise relationship.

Negative publicity generated by incidents at a few restaurants can adversely affect the operating results of our entire chain and the Denny’s brand.

Food safety concerns, criminal activity, alleged discrimination or other operating issues stemming from one restaurant or a limited number of restaurants do not just impact that particular restaurant or a limited number of restaurants. Rather, our entire chain of restaurants is at risk from negative publicity generated by an incident at a single restaurant. This negative publicity can adversely affect the operating results of our entire chain and the Denny’s brand.